Item 77Q1(e)(1) - New or Amended Registrant
Advisory Contracts

COPIES OF ANY NEW OR AMENDED
REGISTRANT ADVISORY CONTRACTS

In response to Sub-Item 77q1(e)(1) Addendum to
Management Agreement, effective October 11, 2016, between Lord, Abbett & Co. LLC and Lord Abbett
Investment Trust on behalf of its series, Lord Abbett
Ultra Short Bond Fund.

The Addendum to Management Agreement is hereby attached as Item 77Q1(e)(1).